UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT 2Q23 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as st of Jan 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any questions related to this material, please contact the IR department. Tel: +82-2-3495-3254, 3262, 3265, 3557, 3558, 3564, 3595, 5339, 5341, 5344 Fax: +82-2-3495-5917 2

2 Financial Highlights 3 Business Overview 4 Appendix 3

1 2Q23 Highlights

Financials
Double-digit OP growth through robust fundamentals and improved profitability

(Unit: KRW)

Consolidated		KT Separate	
Revenue	6,547.5bn (YoY +3.7%)	Revenue	4,487.4bn (YoY -0.7%)
Operating Profit	576.1bn (YoY +25.5%)	Operating Profit	407.5bn (YoY +34.2%)

※ Service revenue (separate) exceeds KRW 4tr for the first time after 1Q 2010

Key Performance

Both B2B and B2C continue balanced growth

- B2C, growth through focus on qualitative marketing
- B2B, business expansion through revenue realized from past order intakes and additional orders
  - corp. broadband/data +5.2%(YoY)
  - corp. telephony +12.3%(YoY)

Subsidiaries, growth of core-portfolio accelerates

- **BC Card/K Bank:** Continued expansion of loan business
- **Content:** More originals aired, increased overseas distribution
- **Real estate:** Rev. growth from hotels and APT pre-sales
- **kt cloud:** CAPA expansion after 600bn investment attraction

Corporate Governance

(June) New directors appointed and AoI Amended

- All agendas passed in the 1st EGM held on June 30
- 7 new outside directors appointed (including 3 recommended by shareholders)
- AoI amended to improve CEO/Director appointment process and role of the BoD

(August) CEO to be elected

- Final CEO candidate selected by BoD on August 4
- CEO to be officially elected through 2nd EGM on August 30

4

1 2Q23 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 5

K-IFRS / Consolidated 1 Income Statement • Revenue +3.7% YoY through balanced growth in both B2B/B2C, and core-portfolio-oriented subsidiaries’ growth (finance/content/DX) • Achieved OP of KRW 576.1bn despite inflation (exceeded KRW 1tr in 1H for 2 consecutive years) (Unit: KRW bn) 2Q22 1Q23 2Q23 QoQ YoY Operating Revenue 6,312.2 6,443.7 6,547.5 1.6% 3.7% Service Revenue 5,670.5 5,713.9 5,968.6 4.5% 5.3% 641.7 729.7 578.9 -20.7% -9.8% Handset Revenue 5,853.0 5,957.6 5,971.4 0.2% 2.0% Operating Expense Operating Income 459.2 486.1 576.1 18.5% 25.5% Margin 7.3% 7.5% 8.8% 1.3%p 1.5%p 8.1% 8.5% 9.7% 1.2%p 1.6%p Margin* Non-op. Income/Loss 80.5 -48.5 -28.0 - - Income before taxes 539.7 437.6 548.1 25.3% 1.6% 363.4 309.6 432.5 39.7% 19.0% Net Income 5.8% 4.8% 6.6% 1.8%p 0.8%p Margin EBITDA 1,387.2 1,415.5 1,505.3 6.3% 8.5% Margin 22.0% 22.0% 23.0% 1.0%p 1.0%p ※ OP Margin* = Operating Income/Service Revenue 6

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 2Q22 1Q23 2Q23 QoQ YoY Operating Expenses 5,853.0 5,957.6 5,971.4 0.2% 2.0% Labor Cost 1,120.9 1,069.1 1,131.5 5.8% 0.9% General Expense 2,560.2 2,604.0 2,690.6 3.3% 5.1% - Depreciation 928.0 929.4 929.2 0.0% 0.1% Cost of Service Provided 863.0 830.2 813.2 -2.1% -5.8% 606.0 600.9 633.9 5.5% 4.6% Selling Expense Cost of Handset sold 703.0 853.3 702.3 -17.7% -0.1% § Selling Expense (KT Separate) (Unit: KRW bn) 2Q22 1Q23 2Q23 QoQ YoY Selling Expense 657.4 626.1 637.0 1.7% -3.1% 7

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) June 30, 2022 March 31, 2023 June 30, 2023 QoQ YoY Assets 39,066.3 40,214.4 39,756.0 -1.1% 1.8% Cash & Cash equivalents 2,821.7 2,109.2 1,805.5 -14.4% -36.0% 22,161.7 22,062.4 21,302.3 -3.4% -3.9% Liabilities 10,074.5 10,577.1 10,036.0 -5.1% -0.4% Borrowings 16,904.6 18,152.0 18,453.7 1.7% 9.2% Equity 1,564.5 1,564.5 1,564.5 - - Capital Stock Net Debt 7,252.8 8,467.9 8,230.5 -2.8% 13.5% Debt / Equity 131.1% 121.5% 115.4% -6.1%p -15.7%p Net Debt / Equity 42.9% 46.6% 44.6% -2.0%p 1.7%p 131.1% 131.1% 127.0% 124.8% 124.3% 127.0% 122.6% 124.8% 122.5% 124.3% 121.5% 122.6% 122.5% 121.5% 118.7% 117.9% 118.7% 117.9% 115.4% Debt/Equity 44 66 .6 .6% % 42.9% 44.6% 42.9% 4 40 0..6 6% % 44 11 .0 .0% % 37.4% 37.4% Net Debt/Equity 32.4% 33.0% 32.7% 32.4% 33.0% 32.7% 29.7% 29.7% 1Q 1Q 21 21 2Q 2Q 21 21 3Q 3Q 21 21 4Q 4Q 21 21 1Q 1Q 22 22 2Q 2Q 22 22 3Q 3Q 22 22 4Q 4Q 22 22 1Q 1Q 23 23 2Q 23 8

K-IFRS / Separate and major subsidiaries 4 CAPEX • 1H23 CAPEX execution : KRW 998.5bn(KT separate), KRW 385.3bn(major subsidiaries) (Unit: KRW bn) ■ Major subsidiaries CAPEX 3,502 Finance, Media·Content, Cloud/IDC, 3,452 3,127 Real Estate and etc. 782 692 462 ■ KT separate CAPEX Access network, Backbone Network, B2B and etc. 1,384 2,760 2,721 2,666 385 999 2020 2021 2022 1H 2023 2020년 2021년 2022년 2023년상반기 ※ Cloud/IDC related investment in 2020 and 2021 are retroactively reflected in subsidiaries’ CAPEX 9

1 2Q23 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 10

K-IFRS / Separate 1 KT – Telco B2C • Revenue +0.8% YoY due to premium mobile/broadband subs acq and growth in roaming service • 5G penetration ratio reached 68% among handset subs, and GiGA subs proportion reached 68% (Unit: KRW bn) 2Q22 1Q23 2Q23 QoQ YoY Telco B2C 2,371.9 2,381.1 2,390.2 0.4% 0.8% Wireless 1,550.3 1,554.8 1,562.0 0.5% 0.8% Broadband 596.3 607.9 612.4 0.7% 2.7% Telephony 225.3 218.4 215.8 -1.2% -4.2% (Unit: Thousands) (Unit: Thousands) Wireless Subscribers Broadband Subscribers (% of GiGA) 9,812 9,774 9,727 9,679 9,609 24,332 24,621 24,062 23,827 23,409 7,945 8,882 9,213 7,467 8,449 67.6% 67.3% 66.9% 66.6% 66.1% 4,432 5,297 4,836 5,973 6,486 3,998 3,788 3,754 3,652 3,481 6,978 6,827 6,257 6,562 5,974 2Q 22 3Q 22 4Q 22 1Q 23 2Q 23 2Q 22 3Q 22 4Q 22 1Q 23 2Q23 MVNO 2nd device & IoT Ha Han nd dss eet t(e (x 5 cG . 5외 G)) Handset(5G) 11

K-IFRS / Separate 2 KT – DIGICO B2C • DIGICO B2C revenue +3.8% YoY based on balanced growth of media and mobile platform businesses • IPTV revenue +1.2% YoY through expansion of premium subscriber base (Unit: KRW bn) 2Q22 1Q23 2Q23 QoQ YoY DIGICO B2C 554.4 566.1 575.6 1.7% 3.8% Media 500.8 506.9 518.0 2.2% 3.4% Mobile Platform 53.7 59.1 57.7 -2.4% 7.5% (Unit: Thousands) IPTV DIGICO B2C 9,470 IPTV 9,451 Media 9,432 Media and etc. 9,399 *Finance Platform Mobile **Contents Market 9,329 Platform IoT * Finance Platform : Mobile payment, Authentification, Fintech and etc. ** Contents Market : App market payment, One-store, Contents distribution and etc. 2Q 22 3Q 22 4Q 22 1Q 23 2Q 23 ※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law - Number of KT pay TV subscribers is 8,783,984 in 2H 2022 (6 month average) 12

K-IFRS / Separate 3 KT – TELCO B2B • Corporate broadband/data revenue +5.2% YoY, due to increase in CCTV lines, small & medium CP orders • Corporate telephony revenue +12.3% YoY centered on high growth of post-paid subscribers of MVNO (Unit: KRW bn) 2Q22 1Q23 2Q23 QoQ YoY Telco B2B 508.0 540.8 546.9 1.1% 7.6% Corp. BB/data 334.5 352.9 352.0 -0.3% 5.2% Corp. telephony 173.5 187.9 194.9 3.7% 12.3% MVNO Subscribers (Unit: Thousands) TELCO B2B 6,978 6,827 Leased Line, KORNET, VPN Corporate 6,562 Global Data, Wholesale Broadband/Data Internet Exchange 6,257 MVNO 5,974 Corporate Corporate Telephony Telephony Corporate Intelligent Network 2Q 22 3Q 22 4Q 22 1Q 23 2Q23 13

K-IFRS / Separate 4 KT – DIGICO B2B • Revenue +0.6% YoY through revenue from projects such as M-BcN* and real estate business • Strong hotel business due to newly opened hotels (Le Méridien & Moxy) and increased tourists *M-BcN: Military Broadband Convergence Network (Unit: KRW bn) 2Q22 1Q23 2Q23 QoQ YoY DIGICO B2B 502.9 464.6 505.9 8.9% 0.6% Enterprise DX 304.3 263.9 308.3 16.9% 1.3% Cloud/IDC 45.4 38.8 47.5 22.5% 4.6% AI/New Biz 108.5 112.1 99.4 -11.3% -8.4% Real Estate 44.7 49.9 50.7 1.5% 13.4% DIGICO B2B Enterprise Messaging AICC, AI Robot Managed, Enterprise IoT Smart Mobility Enterprise DX Global ICT AI/ New Biz Smart Space solution Other ICT Blockchain, Energy, Video Security Cloud Other New Biz Cloud/IDC IDC Real Estate 14

K-IFRS / Consolidated(each subsidiary) 5 Major Subsidiaries • BC Card revenue +5.9% YoY with increased credit card transactions and expansion of loan business • kt cloud revenue +18.5% from customer base expansion in both IDC and Cloud businesses • Subsidiaries’ OP contribution of KRW 168.6bn achieved through overall growth and efforts for cost efficiency Major Subsidiaries consolidated(each subsidiary) (Unit: KRW bn) 2Q22 1Q23 2Q23 QoQ YoY 991.2 953.2 1,049.2 10.1% 5.9% BC card 254.2 254.8 261.3 2.6% 2.8% Skylife Content Subsidiaries 285.3 249.9 268.9 7.6% -5.8% KT Estate 97.7 112.8 145.4 28.9% 48.8% kt cloud 129.7 148.7 153.8 3.4% 18.5% ※ Content Subsidiaries : Nasmedia(PlayD incl.), KT alpha, KT Studiogenie(Genie music, Storywiz, and others incl.) [Subsidiaries’ OP Contribution] (Unit: KRW bn) 277.5 196.7 168.6 155.6 129.3 124.7 123.3 98.0 78.2 40.3 1Q 21 2Q 21 3Q 21 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23 2Q 23 15

1 2Q23 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 16

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	2Q 22	3Q 22	4Q22	1Q 23	2Q 23
Operating revenue	**6,312.2**	**6,477.2**	**6,583.0**	**6,443.7**	**6,547.5**
Service revenue	**5,670.5**	**5,744.8**	**5,705.0**	**5,713.9**	**5,968.6**
Handset revenue	**641.7**	**732.4**	**878.0**	**729.7**	**578.9**
Operating expense	**5,853.0**	**6,024.3**	**6,431.5**	**5,957.6**	**5,971.4**
Service expense	**5,150.1**	**5,197.3**	**5,558.1**	**5,104.2**	**5,269.1**
Labor cost	1,120.9	1,075.3	1,259.3	1,069.1	1,131.5
General expense	2,560.2	2,586.0	2,771.2	2,604.0	2,690.6
Cost of svc provided	863.0	887.6	885.9	830.2	813.2
Selling expense	606.0	648.4	641.7	600.9	633.9
Cost of device sold	**703.0**	**827.0**	**873.5**	**853.3**	**702.3**
Operating income	**459.2**	**452.9**	**151.4**	**486.1**	**576.1**
N-OP income (loss)	**80.5**	**-13.9**	**121.8**	**-48.5**	**-28.0**
N-OP income	445.1	515.8	101.6	242.3	185.5
N-OP expense	385.7	520.8	-46.1	287.0	219.5
Equity Method (G/L)	21.0	-8.9	-25.9	-3.8	6.0
Income bf tax	**539.7**	**439.0**	**273.2**	**437.6**	**548.1**
Income tax	176.3	112.8	30.5	128.0	115.6
Net income	**363.4**	**326.2**	**242.7**	**309.6**	**432.5**
NI contribution to KT	313.1	297.6	242.0	296.6	394.5
EBITDA	**1,387.2**	**1,359.7**	**1,080.8**	**1,415.5**	**1,505.3**
EBITDA Margin	22.0%	21.0%	16.4%	22.0%	23.0%

KT Separate	2Q 22	3Q 22	4Q 22	1Q 23	2Q 23
Operating revenue	**4,517.8**	**4,590.2**	**4,572.8**	**4,619.0**	**4,487.4**
Service revenue	**3,937.3**	**3,944.4**	**3,923.3**	**3,952.6**	**4,018.6**
Handset revenue	**580.5**	**645.8**	**649.5**	**666.4**	**468.8**
Operating expense	**4,214.3**	**4,266.6**	**4,461.7**	**4,230.9**	**4,080.0**
Service expense	**3,655.4**	**3,607.9**	**3,783.7**	**3,491.5**	**3,618.7**
Labor cost	605.8	535.8	689.7	530.2	583.2
General expense	1,719.4	1,743.6	1,824.0	1,720.5	1,745.5
Cost of svc provided	660.2	666.7	605.1	601.6	638.7
Selling expense	670.0	661.8	664.9	639.3	651.3
Cost of device sold	**558.9**	**658.7**	**678.0**	**739.4**	**461.3**
Operating income	**303.5**	**323.6**	**111.1**	**388.1**	**407.5**
N-OP income (loss)	**23.0**	**1.5**	**-21.1**	**39.6**	**-12.8**
N-OP income	359.1	468.3	-110.8	265.1	161.2
N-OP expense	336.0	466.8	-89.7	225.5	174.0
Income bf tax	**326.5**	**325.1**	**90.1**	**427.7**	**394.7**
Income tax	302.1	84.9	-18.0	107.8	89.6
Net income	**24.4**	**240.3**	**108.1**	**319.9**	**305.1**
EBITDA	**1,070.9**	**1,096.5**	**889.4**	**1,167.4**	**1,190.0**
EBITDA Margin	23.7%	23.9%	19.5%	25.3%	26.5%

17

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	2Q 22	3Q 22	4Q 22	1Q 23	2Q 23
Assets	**39,066.3**	**40,651.5**	**40,980.7**	**40,214.4**	**39,756.0**
Current assets	**12,563.7**	**13,042.2**	**12,681.6**	**12,202.0**	**11,405.7**
Cash & cash equi.	2,821.7	3,095.1	2,449.1	2,109.2	1,805.5
Trade & other rec	3,857.6	4,095.0	3,951.8	4,098.7	3,933.1
Inventories	513.3	675.7	709.2	779.6	636.9
Other current asset	5,371.2	5,176.5	5,571.5	5,214.5	5,030.3
- Prepaid_Contract cost	1,316.8	1,313.5	1,307.2	1,284.2	1,269.5
- Contract assets	551.9	565.8	565.8	560.0	565.8
Non-current assets	**26,502.5**	**27,609.3**	**28,299.1**	**28,012.6**	**28,350.3**
Trade & other rec	670.3	578.0	609.4	473.9	490.7
Tangible assets	14,540.4	14,466.0	14,772.2	14,562.2	14,675.6
Other current assets	11,291.8	12,565.2	12,917.5	12,976.5	13,184.0
- Prepaid_Contract cost	514.8	515.8	510.4	484.7	480.4
- Contract assets	242.8	249.3	236.4	232.7	236.8
Liabilities	**22,161.7**	**22,745.9**	**22,566.0**	**22,062.4**	**21,302.3**
Current liabilities	**11,070.8**	**10,583.6**	**10,699.3**	**10,164.8**	**9,862.9**
Trade & other payables	6,545.1	6,795.4	7,371.0	6,424.7	6,225.9
Short-term borrowings	2,773.7	2,052.0	1,827.0	2,224.2	2,105.6
Others	1,752.1	1,736.3	1,501.2	1,515.9	1,531.4
- Contract liabilities	274.8	251.6	242.4	264.3	264.1
Non-current liabilities	**11,090.9**	**12,162.3**	**11,866.7**	**11,897.7**	**11,439.4**
Trade & other payables	1,070.6	1,087.9	1,064.1	833.6	818.5
Long-term borrowings	7,300.9	8,314.6	8,179.6	8,352.9	7,930.4
Others	2,719.4	2,759.8	2,622.9	2,711.2	2,690.5
- Contract liabilities	35.0	34.1	41.7	44.5	39.3
Equity	**16,904.6**	**17,905.6**	**18,414.7**	**18,152.0**	**18,453.7**
Retained earnings	13,551.0	13,857.3	14,257.3	14,008.3	14,404.0

KT Separate	2Q 22	3Q 22	4Q 22	1Q 23	2Q 23
Assets	**30,169.5**	**31,055.2**	**30,417.8**	**30,386.9**	**29,592.2**
Current assets	**7,352.7**	**7,612.4**	**6,603.5**	**6,972.1**	**6,172.5**
Cash & cash equi.	1,592.4	1,645.1	966.3	866.3	625.7
Trade & other rec	3,135.9	3,294.1	3,055.6	3,283.3	3,018.4
Inventories	238.7	300.4	349.9	380.1	260.1
Other current asset	2,385.7	2,372.9	2,231.7	2,442.4	2,268.4
- Prepaid_Contract cost	1,394.1	1,391.1	1,386.3	1,367.2	1,378.0
- Contract assets	484.6	499.5	493.4	488.2	493.4
Non-current assets	**22,816.8**	**23,442.8**	**23,814.3**	**23,414.8**	**23,419.6**
Trade & other rec	595.2	485.8	527.0	399.4	402.8
Tangible assets	11,405.0	11,209.0	11,540.2	11,240.4	11,276.3
Other current assets	9,781.6	10,745.3	10,764.1	10,793.7	10,775.2
- Prepaid_Contract cost	499.1	500.7	496.8	476.0	477.6
- Contract assets	184.3	194.2	186.0	183.1	184.9
Liabilities	**16,405.9**	**16,401.5**	**15,559.7**	**15,766.5**	**14,817.5**
Current liabilities	**7,580.4**	**6,848.2**	**6,321.4**	**6,582.7**	**6,153.7**
Trade & other payables	4,603.9	4,628.6	4,672.6	4,477.0	4,253.7
Short-term borrowings	1,990.4	1,358.0	984.7	1,359.5	1,131.5
Others	986.2	861.6	664.1	746.2	768.6
- Contract liabilities	266.2	249.7	241.0	256.4	235.1
Non-current liabilities	**8,825.5**	**9,553.4**	**9,238.2**	**9,183.8**	**8,663.8**
Trade & other payables	1,651.9	1,644.0	1,620.6	1,342.5	1,331.9
Long-term borrowings	6,048.3	6,850.7	6,510.8	6,675.8	6,205.6
Others	1,125.2	1,058.7	1,106.8	1,165.5	1,126.3
- Contract liabilities	34.2	33.1	40.4	43.1	33.8
Equity	**13,763.6**	**14,653.7**	**14,858.1**	**14,620.4**	**14,774.7**
Retained earnings	11,882.2	12,121.9	12,347.4	12,123.3	12,429.0

18

K-IFRS / Separate

3 Subscribers

Wireless	2Q 22	3Q 22	4Q 22	1Q 23	2Q 23	QoQ	YoY
Subscribers (Unit: Thousands)[1]							
Total	23,409	23,827	24,062	24,332	24,621	1.2%	5.2%
Net additions	349	418	235	270	289	7.2%	-17.2%
Gross additions	1,010	984	990	979	936	-4.4%	-7.3%
Deactivation[2]	661	566	755	709	647	-8.8%	-2.1%
Churn rate	0.9%	0.8%	1.1%	1.0%	0.9%	-0.1%p	0.0%p
LTE	14,357	14,392	14,261	14,230	14,256	0.2%	-0.7%
5G	7,479	7,962	8,483	8,937	9,278	3.8%	24.0%
LTE+5G Penetration rate	93.3%	93.8%	94.5%	95.2%	95.6%	0.4%p	2.3%p
ARPU (KRW)[3]	32,446	32,917	33,542	33,771	33,948	0.5%	4.6%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)

Note 2) Deactivation: Mandatory deactivation included

Note 3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M excluded)

Fixed Line/IPTV	2Q 22	3Q 22	4Q 22	1Q 23	2Q 23	QoQ	YoY
Subscribers (Unit: Thousands)							
Telephony	12,842	12,709	12,581	12,445	12,310	-1.1%	-4.1%
PSTN	9,634	9,500	9,376	9,226	9,089	-1.5%	-5.7%
VoIP	3,208	3,209	3,206	3,219	3,221	0.0%	0.4%
Broadband	9,609	9,679	9,727	9,774	9,812	0.4%	2.1%
IPTV (OTV+OTS)	9,329	9,399	9,432	9,451	9,470	0.2%	1.5%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law
- Number of KT pay TV subscribers is 8,783,984 in 2H 2022 (6 month average)

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